EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF DOMINO’S PIZZA, INC.

Domino’s, Inc.	Delaware
Domino’s Pizza LLC	Michigan
Domino’s Pizza PMC, Inc.	Michigan
Domino’s Pizza International, Inc.	Delaware
Domino’s National Advertising Fund Inc.	Michigan